UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SILVERGRAPH INTERNATIONAL, INC.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

828378109

(CUSIP Number)

Robert J. Neborsky, MD, Trustee of the

Robert J. Neborsky, M.D. Inc. Combination Retirement Trust

317 14th Street

Del Mar, California 92014

858,481-6717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Check the following box if a fee is being paid with this statement ☐

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

CUSIP No.  828378109

1.     Name of Reporting Persons:

Robert J. Neborsky, M.D. Inc. Combination Retirement Trust

2.     Check the Appropriate Box If a Member of a Group

N/A

3.     SEC Use Only

4.     Source of Funds:

SC and PF

5.     Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.     Citizenship or Place of Organization:

California

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	3,551,411

8. Shared Voting Power	0

9. Sole Dispositive Power	3,551,411

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	3,551,411

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	5.78%

14. Type of Reporting Person	OO

Item 1.  Security and Issuer

Title: Common stock, $0.001 par value

Issuer: Silvergraph International, Inc. (the “Issuer”)

Address: 11919 Burke Street, Santa Fe Springs, CA 90670

Item 2.  Identity and Background

(a)

The name of the reporting person filing this Schedule 13D is Robert J. Neborsky, M.D., Trustee of the Robert J. Neborsky, M.D. Inc. Combination Retirement Trust (the “Trust”).  The lifetime beneficiaries of the Trust are Robert J. and Sandra S. Neborsky. The settlers are Frank Bruno and Richard Gaines.

(b)

The Trusts’ principal business address and principal office is 317 14th Street, Del Mar, California 92014.

(c)

The principal purpose of the Trust is to establish a Medical Practice Retirement Plan.

(d)

During the last five years, the Trust has not been convicted in a criminal proceeding.

(e)

During the last five years, the Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

The Trust was organized in California.

Item 3.  Source and Amount of Funds or Other Consideration

In July 2006 the Trust acquired 2,019,215 shares of the Issuer’s common stock pursuant to a share exchange agreement between the Issuer and its wholly-owned subsidiary, New Era Studios, Inc., a Nevada corporation (“New Era”), pursuant to which the shareholders of New Era exchanged their shares of New Era common stock for the Issuer’s common stock.  The Trust is a former shareholder of New Era, which entity is now (as a result of the share exchange) a subsidiary of the Issuer.

In February 2007 the Trust acquired the right to an additional 222,221 shares of the Issuer’s common stock through the issuance of a convertible note in the amount of $100,000 which carried interest at the rate of 8 ½% per annum and was due August 2008.  The note was convertible into 222,221 shares of the Issuer’s common stock and could be converted at any time.  On April 30, 2008 the Trust acquired 1,532,196 of the Issuer’s common stock upon conversion of the convertible note in the amount of $110,318, including principal and interest, at a conversion rate of $0.072 per share.

Item 4.  Purpose of Transaction

The purpose of the acquisition of the common stock is investment.  The Trust currently has no plan or proposal which relates to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material changes in the present capitalization or dividend policy of the Issuer,

(f)

any other material change in the issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a)

As of the date hereof, the Trust beneficially owns 3,551,411 shares of common stock of the Issuer, or approximately 5.78%, of the outstanding shares of common stock.

(b)

The Trust has sole voting and dispositive power with respect to the 3,551,411 shares of common stock.

(c)

During the past sixty days, the Trust acquired an additional 1,532,196 of the Issuer’s common stock upon conversion of the convertible note in the amount of $100,000 which carried interest at the rate of 8 ½% per annum.

(d)

Not applicable.

(e)

Not applicable.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2008	Robert J. Neborsky, M.D. Inc. Combination Retirement Trust By: /s/ Robert J. Neborsky Robert J. Neborsky, MD, Trustee

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C., 1001)

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